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Nitro Petroleum, Inc.                                    www.nitropetroleum.com
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     July 20, 2007

     United States Securities and Exchange Commission
     100 F Street NE
     Washington, D.C. 20549-7010

     Attention: Mr. John Cannarella
     ------------------------------

     RE:          Nitro Petroleum Incorporated
                  Form 10-KSB for the fiscal year ended January 31, 2007 Filed May 18, 2007 Form 10-KSB for the fiscal year ended January 31, 2006
                  Filed May 15, 2006
                  Form 10-QSB for the fiscal quarter ended October 31, 2006 Filed December 15, 2006 Response Letter Dated February 23, 2007
                  Response Letter Dated May 10, 2007
                  File No. 000-50932
                  --------------------------------------------------------------

         With respect to your request we attach our explanations and description of the actions taken in response to your comment letter of June 26, 2007 All the changes required to be done to financial statements now have been complete.

     Form 10-KSB for the Fiscal Year Ended January 31, 2007
     ------------------------------------------------------

     General
     -------
     Comment
     -------
     1. We noted your EDGAR filing does not include page numbers. Please paginate all future filings.

     Reply
     -----

         All future EDGAR filings shall be paginated.

     Comment
     -------

     2. We note that you recognized revenue from the sale of oil and gas production from the Barnett Shale properties during the year ended January 31, 2007. As such, you appear to meet the requirement outlined in paragraph 8 of FAS 69 to provide the information required by paragraphs 10-34 of FAS 69. Please expand the disclosures in your filing as appropriate or otherwise explain why such disclosure is not applicable.

     Reply
     -----

         The Company is unable to provide disclosure required by FAS 69 because there is no reserve report for the Barnett Shale formation.



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Nitro Petroleum, Inc.              2                     www.nitropetroleum.com
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Item 6.  Management's Discussion and Analysis or Plan of Operation
         ---------------------------------------------------------

     Comment
     -------

     3. We note your disclosure which indicates you continue to acquire oil and gas properties which have "proved producing undeveloped reserves." However, your disclosure in Note 2 "Impairment of long-lived assets" indicates that your oil and gas properties have no proven reserves. Please revise or advise.

     Reply
     -----

         The full quote form Item 6, Management's Discussion and Analysis or Plan of Operation, is as follows:

         "The  Company  intends to continue to acquire  high quality oil and gas
         properties,   primarily  "proved   producing  and  proved   undeveloped
         reserves" in the United States."

         The following part of the sentence has been deleted: primarily "proved producing and proved undeveloped reserves".

     Statement of Operations
     -----------------------

     Comment
     -------

4. We note you recognized depletion of $3,409.00 during the fiscal year ended January 31, 2007. Please tell us why you have not reported any productions expenses related to the revenues you earned on the Barnett Shale properties.

     Reply
     -----

         Note 2 for Revenue recognition has been amended to include " Revenue from the operator is provided on a net basis." We note the Company is not the operator and only receives its share of revenue.

     Statement of Cash Flows
     -----------------------

     Comment
     -------

     5.  Please tell us why certain  advances to  affiliate  are  classified  as
         investing   activities   while  others  are   classified  as  financing
         activities.

     Reply
     -----

         The advances by affiliates have been re-classified on statement of cash flows as financing activities so that all advances by affiliates are classified as financing activities.


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Nitro Petroleum, Inc.              3                     www.nitropetroleum.com
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     Notes to the Consolidated Financial Statements
     -----------------------------------------------

     Note 2. Summary of Significant Accounting Policies
     --------------------------------------------------

     Oil and Gas Properties
     ----------------------

     Comment
     -------

6.       Please expand your disclosure to comply with the guidance in Rule 4-10
         (c)(7)(i) and (ii) of Regulation S-X, which requires the following:

         (a) For each cost center for each year that an income statement is required, disclose the total amount of amortization expense, per equivalent physical unit of production.

         (b) Separate disclosure on the face of the balance sheet of the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized.

         (c) A description in the notes to the financial statement of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation.

         (d) A table that shows, by category of cost, the total costs excluded as of the most recent fiscal year; and the amounts of such excluded costs incurred in each of the three most recent fiscal years and in the aggregate for any earlier fiscal years in which the costs were incurred. Please refer to Rule 4-10(c)(7)(ii) for a description of the costs to be disclosed.

     Reply
     -----

         As stated above there is no reserve report for Barnett Shale wells. Thus, the oil and gas properties are unproved and the guidance in Rule 4-10 ( c )(7)(i) and (ii) of Regulation S-X is not applicable. The balance sheet and schedule 1 now disclose the oil and gas properties as unproved.


     Mineral Property
     ----------------

     Comment
     -------

7. We note your response to comment three of our letter dated March 08, 2007 which indicates that the costs of acquiring mineral properties are capitalized by the project area unless the mineral properties do not have proven reserves. Please note that costs to acquire mineral rights are tangible assets regardless of the existence of proven properties. Refer to paragraphs 6 and 9 of EITF 04-02. Please revise your accounting policy accordingly or otherwise advise.

     Reply
     -----

           An accounting policy regarding mineral property has been amended as per EITF 04-02. The mineral property note has been amended to remove " unless the mineral properties do not have proven reserves."



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Nitro Petroleum, Inc.              4                     www.nitropetroleum.com
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     Form 10-KSB for the Fiscal Year Ended January 31, 2006
     ------------------------------------------------------

     Financial Statements
     --------------------

     Comment
     -------

     8. We note your response to comment one of our letter dated March 08, 2007. The staff believes that misclassifications in the statement of cash flows that are caused by a misapplication of SFAS 95 are errors. As such, please disclose the correction of the error in the accounting for cash flows from discontinued operations for all applicable periods in accordance with SFAS 154. You should label the statement of cash flows "as restated" for all applicable periods.

     Reply
     -----

         The Company disclosed the correction of the error in the accounting for cash flows from discontinued operations for all applicable periods in accordance with SFAS 154. The January 31, 2006 statements of cash flows are labeled "Restated."

     Comment
     -------

9. Please tell us when you plan to file an Item 4.02 Form 8-K covering the financial statement filed with the Commission that should no longer be relied upon because of an error in such financial statements.

     Reply
     -----

         Item 4.02 Form 8-K has been filed on June 28, 2007.

     Comment
     -------

10. We note your response to comment two of our letter dated March 08, 2007. When preparing your amended filings, please include an additional footnote that explains the revisions to your statement of cash flows for all applicable periods. This footnote should include the information as previously filed and the revised amounts. Your auditors will reference this additional footnote describing the aforementioned revisions in their audit opinion in your filing for the year ended January 31, 2006. Refer to paragraph 37 of APB 20 and paragraph 26 of FAS 154.

     Reply
     -----

         A restatement note (Note 11) to January 31, 2006 financial statements has been added to disclose the effect of restatement. The Company's auditors have referenced this additional footnote in their audit opinion.

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Nitro Petroleum, Inc.              5                     www.nitropetroleum.com
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     Form 10-QSB For the Quarterly Period Ended October 31, 2006
     -----------------------------------------------------------

     Item 2. Management's Discussion and Analysis or Plan of Operations
     ------------------------------------------------------------------

     Barnett Shale
     -------------
     Comment
     -------

11. We note your response to comment five of our letter dated March 08, 2007 which indicates that the agreement to sell certain wells to Quantum Energy, Inc. is a business that has not commenced operation. However, your disclosure in Item 2 of your Form 10QSB for the quarter ended October 31, 2006 indicates that certain wells are complete and in production. Please clarify this discrepancy in your response.

     Reply
     -----

         The  developments in regard to the wells were  accurately  disclosed in
         Item 2 of the Company's Form 10QSB for the quarter ended October 31, 2006.

         The language used in the Company's previous reply to the comment 5 of your letter dated March 8, 2007 was as follows:

                  "We have not recorded any losses (including pro-rata share of losses) as there have not been any losses to date. The business has not commenced operation."

         The reply should have been as follows:

                  "We have not recorded any losses (including pro-rata share of losses) as there have not been any losses incurred by the Company."

         The reason that there are no losses is that under the agreement with the operator the Company receives revenue from the operator net of expenses, thus, there is no direct expenses incurred by the Company.

     Closing Comments
     ----------------

     In connection with responding to your comments, the company acknowledges that:

1. The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Nitro Petroleum, Inc.             6                      www.nitropetroleum.com
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2.       Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.


     Sincerely Yours,



     Larry Wise
     President, Nitro Petroleum Inc.





















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